UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THIRD WAVE TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

HOLOGIC, INC.

THUNDER TECH CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 Per Share	88428W108
(Titles of classes of securities)	(CUSIP number of class of securities)

John W. Cumming

Chairman and Chief Executive Officer

Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730-1401

Tel: 781-999-7300

(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copies to:

Philip J. Flink, Esquire

Edwin C. Pease, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$622,700,753	$24,472

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 55,351,178 shares of common stock, par value $0.001 per share, of Third Wave, at a purchase price of $11.25 per share. Such number of shares consists of, as of June 4, 2008, (i) 44,328,663 shares of common stock issued and outstanding and (ii) 11,022,515 shares of common stock that may be issued pursuant to all outstanding options, restricted stock units and warrants to acquire Third Wave shares and the conversion of the outstanding convertible notes of Third Wave into Third Wave shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is calculated by multiplying the Transaction Valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the of its filing.

Amount Previously Paid	Filing Party:
Form or Registration No.	Date Field:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Thunder Tech Corp., a Delaware corporation (the “Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (collectively, the “Shares” and each, a “Share”), of Third Wave Technologies, Inc., a Delaware corporation (“Third Wave”), at a purchase price of $11.25 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. The Purchaser is a direct, wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Hologic”). This Schedule TO is being filed on behalf of Hologic and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Section TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Third Wave Technologies, Inc. Third Wave’s principal executive offices are located at 502 S. Rosa Road, Madison, Wisconsin, 53719. The telephone number at Third Wave’s principal executive offices is (608) 273-8933.

(b) This statement relates to the common stock, par value $0.001 per share, of Third Wave. Based upon information provided by Third Wave, there were 44,328,663 shares of common stock issued and outstanding as of June 4, 2008. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6, entitled “Price Range of the Shares; Dividends on the Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Hologic and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Hologic and the Purchaser,” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Hologic and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Third Wave; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin

Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Third Wave; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Hologic and the Purchaser,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Third Wave; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) Not applicable.

Item 11. Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Hologic and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of June 18, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

Exhibit No.	Description
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Hologic on June 9, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hologic with the SEC on June 9, 2008).

(a)(1)(H)	Transcript of a conference call held by Hologic on June 9, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 10, 2008).

(a)(1)(I)	Presentation made available to investors and stockholders on June 10, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 11, 2008).

(a)(1)(J)	Transcript of a presentation made available for replay by Hologic on June 10, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 12, 2008).

(a)(1)(K)	Presentation made available to investors and stockholders on June 11, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 11, 2008).

(a)(1)(L)	Transcript of a presentation made available for replay by Hologic on June 11, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 12, 2008).

(a)(1)(M)	Summary Advertisement published on June 18, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of June 8, 2008, among Hologic, the Purchaser and Third Wave (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hologic with the SEC on June 9, 2008).

(d)(2)	Commitment Letter, dated as of June 8, 2008, by and between Hologic and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hologic with the SEC on June 9, 2008).

(d)(3)	Credit and Guaranty Agreement, dated as of October 22, 2007, among Hologic, certain subsidiaries of Hologic, as Guarantors, the Lenders party thereto from time to time, Goldman Sachs Credit Partners L.P. and Banc of America Securities, LLC, as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent, and Citicorp North American, Inc., JPMorgan Chase Bank, N.A., RBS Citizens, National Association and Fifth Third Bank, an Ohio Banking Corporation as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hologic with the SEC on October 22, 2007).

(d)(4)	Waiver and First Amendment to Credit and Guaranty Agreement and Pledge and Security Agreement, dated as of April 14, 2008, by and among Hologic and its domestic subsidiaries, excluding the subsidiaries which are Massachusetts securities corporations and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Hologic with the SEC on May 5, 2008).

(d)(5)	Form of Stockholder Agreement (Non-Tender).

(d)(6)	Confidentiality Agreement, dated as of March 28, 2008, by and between Third Wave and Hologic.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THUNDER TECH CORP.

By:	/s/ Robert A. Cascella
Name: Robert A. Cascella Title: President

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Name: Glenn P. Muir Title: Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary

Date: June 18, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of June 18, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Hologic on June 9, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hologic with the SEC on June 9, 2008).

(a)(1)(H)	Transcript of a conference call held by Hologic on June 9, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 10, 2008).

(a)(1)(I)	Presentation made available to investors and stockholders on June 10, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 11, 2008).

(a)(1)(J)	Transcript of a presentation made available for replay by Hologic on June 10, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 12, 2008).

(a)(1)(K)	Presentation made available to investors and stockholders on June 11, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 11, 2008).

(a)(1)(L)	Transcript of a presentation made available for replay by Hologic on June 11, 2008 (incorporated by reference to the Schedule TO-C filed by Hologic with the SEC on June 12, 2008).

(a)(1)(M)	Summary Advertisement published on June 18, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of June 8, 2008, among Hologic, the Purchaser and Third Wave (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hologic with the SEC on June 9, 2008).

(d)(2)	Commitment Letter, dated as of June 8, 2008, by and between Hologic and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hologic with the SEC on June 9, 2008).

(d)(3)	Credit and Guaranty Agreement, dated as of October 22, 2007, among Hologic, certain subsidiaries of Hologic, as Guarantors, the Lenders party thereto from time to time, Goldman Sachs Credit Partners L.P. and Banc of America Securities, LLC, as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent, and Citicorp North American, Inc., JPMorgan Chase Bank, N.A., RBS Citizens, National Association and Fifth Third Bank, an Ohio Banking Corporation as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hologic with the SEC on October 22, 2007).

(d)(4)	Waiver and First Amendment to Credit and Guaranty Agreement and Pledge and Security Agreement, dated as of April 14, 2008, by and among Hologic and its domestic subsidiaries, excluding the subsidiaries which are Massachusetts securities corporations and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Hologic with the SEC on May 5, 2008).

(d)(5)	Form of Stockholder Agreement (Non-Tender).

(d)(6)	Confidentiality Agreement, dated as of March 28, 2008, by and between Third Wave and Hologic.